UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                       Continental Waste Industries, Inc.
                                (Name of Issuer)


                    Common Stock, $0.0006 par value per share
                         (Title of Class of Securities)


                                   212 15 T301
                                 (CUSIP Number)


                                Carlos E. Aguero
                                67 Walnut Avenue
                                    Suite 103
                             Clark, New Jersey 07066
                                 (908) 396-0018
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 1996
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

   Check the following box if a fee is being paid with this statement: [  ]

                                Page 1 of 6 pages

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                                                               Page 2 of 6 pages

CUSIP NO. (212 15 T301)


1)     Names of  Reporting  Persons S.S. or I.R.S.  Identification Nos. of Above
       Persons

       Thomas A. Volini, ###-##-####


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [ x  ]

                  (b)      [   ]

3)     SEC Use Only

4)     Source of Funds:  PF

5)     Check if Disclosure of Legal Proceedings is Required  Pursuant  to  Items
       2(d) or 2(e)  [   ]

6)     Citizenship or Place of Organization:  United States


Number of Shares      (7)     Sole Voting Power          1,210,514, comprised of
                                                         942,992 shares of
                                                         common stock and
                                                         options and warrants to
                                                         purchase 267,522 shares


Beneficially Owned
by Each Reporting     (8)     Shared Voting Power        0


Person With
                      (9)     Sole Dispositive Power     1,210,514 (including
                                                         options and warrants)



                      (10)    Shared Dispositive Power   0


11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,210,514 (including options and warrants).

12)    Check if the Aggregate Amount in Row (11)  Excludes  Certain  Shares (See
       Instructions):     [  ]
                                    N/A


13)    Percent of Class Represented by Amount in Row (11):    8.03%  (including
       options and warrants).

14)    Type of Reporting Person (See Instructions):  IN


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                                                               Page 3 of 6 pages
CUSIP NO. (212 15 T301)


1)     Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of  Above
       Persons

       Carlos E. Aguero, ###-##-####


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [ x ]

                  (b)      [   ]

3)    SEC Use Only



4)    Source of Funds:  N/A

5)    Check if Disclosure  of Legal Proceedings is Required  Pursuant  to  Items
      2(d) or 2(e)   [  ]


6)    Citizenship or Place of Organization:  United States


Number of Shares     (7)   Sole Voting Power            0

Beneficially Owned
by Each Reporting    (8)   Shared Voting Power          1,205,343, comprised of
                                                        1,132,243 shares of
                                                        common stock and options
                                                        and warrants to purchase
                                                        73,100 shares (owned
                                                        jointly with spouse)

Person With
                     (9)   Sole Dispositive Power       0


                     (10)  Shared Dispositive Power     1,205,343 (including
                                                        options and warrants)
                                                        (owned jointly with
                                                        spouse)


11)    Aggregate Amount Beneficially  Owned by Each Reporting Person:
       1,205,343 (including options and warrants).



12)    Check if the Aggregate  Amount  in Row  (11) Excludes Certain Shares (See
       Instructions):  [   ]

                                    N/A



13)    Percent of Class  Represented  by Amount in Row (11):   8.10%  (including
       options and warrants).


14)    Type of Reporting Person (See Instructions):  IN


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                                                               Page 4 of 6 pages
CUSIP NO. (212 15 T301)

Item 1.      Security and Issuer.

     This Amendment No. 3 to Schedule 13D is filed with respect to shares of Common Stock, $0.0006 par value per share ("Common Stock") of Continental Waste Industries, Inc. (the "Company"). There are no other changes from previously filed information.


Item 2.      Identity and Background.

     No change from previously filed information

Item 3.      Source and Amount of Funds and Other Consideration.

     All invested amounts are from personal funds from Mr. Volini.

Item 4.      Purpose of Transaction.

         On June 27, 1996, the Company entered into a definitive agreement to merge with and into a newly-formed, wholly-owned subsidiary of Republic Industries, Inc. ("Republic"). Under the terms of the proposed merger, each share of the Company's common stock, $0.0006 par value per share, outstanding on the effective date of the merger will be converted into 4/5ths of a share of common stock, $0.01 par value per share, of Republic (the "Merger").

         The Merger, which Republic Industries expects to account for on a pooling of interests basis, is subject to approval by the Company's shareholders and various other customary closing conditions, including regulatory approvals.

         The Company's three largest shareholders, Carlos E. Aguero, Thomas A. Volini and First Analysis Corporation, as general partner of each of Environmental Venture Fund Limited Partnership, Apex Investment Fund and the Productivity Fund Limited Partnership, who, in the aggregate, own (directly or indirectly) approximately 23% of the Company's outstanding common stock, have agreed that at the time a definitive merger agreement is executed, they will each deliver to Republic irrevocable proxies with respect to all of the shares owned by them which will enable Republic to vote all of these shares in favor of the Merger.

Item 5.      Interest in Securities of the Issuer.

     a. As of the Filing Date, Mr. Volini owned 942,992 shares and options and warrants to purchase 267,522 shares, or 8.03% of the Company's Common Stock. The percentage is computed assuming the exercise of all options and warrants held by Mr. Volini but no exercise of options or warrants by any other person.

     b. Mr. Volini has sole power to vote or dispose of all 942,992 shares and options and warrants to purchase 267,522 shares of the Company's Common Stock.

     c. On December 28, 1995, the Company effected a five-for-three split of its issued and outstanding Common Stock. Each holder of shares on December 28, 1995 was issued additional shares as a result of this split, and was not required to pay any additional consideration in connection with the issuance of these shares. Mr. Volini received 369,399 shares of the Company's Common Stock in connection with this split.

     On May 12, 1995, Mr. Volini purchased 1,236 shares of the Company's Common Stock at a price of $10.50 per share, for a total consideration of $12,978.


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                                                               Page 5 of 6 pages
CUSIP NO. (212 15 T301)


         d.       None.

         e.       Not applicable.

                        *     *     *

     a. As of the Filing Date, Mr. Aguero owned 1,132,243 shares and options and warrants to purchase 73,100 shares, or 8.10% of the Company's Common Stock. The percentage is computed assuming the exercise of all options and warrants held by Mr. Aguero but no exercise of options or warrants by any other person.

     b. Mr. Aguero owns jointly with his spouse 1,132,243 shares and options and warrants to purchase 73,100 shares of the Company's Common Stock.

     c. On December 28, 1995, the Company effected a five-for-three split of its issued and outstanding Common Stock. Each holder of shares on December 28, 1995 was issued additional shares as a result of this split, and was not required to pay any additional consideration in connection with the issuance of these shares. Mr. Aguero received 492,897 shares of the Company's Common Stock in connection with this split.

     On May 2, 1996, Mr. Aguero sold 100,000 shares of the Company's Common Stock for $12.125 per share, for a total consideration of $1,212,500.

     d. None.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 4 for a description of the proxy to be granted by Messrs. Volini and Aguero in connection with the Merger.

Item 7.    Material to be Filed as Exhibits.

         Exhibits

         Exhibit A         Agreement and  Plan of  Merger by and among  Republic
                           Industries,  Inc.,  RI/CW Merger  Corp.,  Continental
                           Waste  Industries,  Inc.  and  Thomas A.  Volini  and
                           Carlos E. Aguero, dated June 27, 1996 (incorporated by reference to Exhibit 2.1 to the Company's filing on Form 8-K dated June 28, 1996).


         Exhibit B         Proxy to be granted by Messrs. Volini  and  Aguero in
                           connection with the Merger.(incorporated by reference to Exhibit C to Exhibit 2.1 to the Company's filing on Form 8-K dated June 28, 1996).

         Exhibit C         Power of  Attorney  from  Thomas A. Volini  regarding
                           filing and signing of Schedule 13D (incorporated by reference to Exhibit E to Schedule 13D dated December
                           13, 1993).



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                                                               Page 6 of 6 pages

CUSIP NO. (212 15 T301)


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 9, 1996                             /s/Carlos  E. Aguero
                                                     --------------------
                                                     for himself and pursuant to
                                                     a power of attorney from
                                                     Thomas A. Volini